Exhibit 99.1

Nexa Resources S.A.

4Q17 and 2017 Earnings Release

4Q17 and 2017 Earnings Release

NEXA RESOURCES S.A. (NEXA) RESULTS FOR THE THREE AND TWELVE MONTHS ENDED ON DECEMBER 31, 2017

THIS EARNINGS RELEASE DATED AS OF FEBRUARY 15, 2018 SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2017. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS”.

Conference Call	Investor Relations Team
Friday, February 16, 2018 – 8am (ET)	Leandro Cappa (Head of IR): leandro.cappa@nexaresources.com
USA: +1-877-344-7529	Diogo Rocha: diogo.rocha@nexaresources.com
Canada: +1-855-669-9658	Henry Aragon: henry.aragon@nexaresources.com
International: +1-412-317-5415	Luiz Perez: luiz.perez@nexaresources.com
Documents: www.nexaresources.com/ir	ir@nexaresources.com

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4Q17 and 2017 Earnings Release

 Index

About Nexa	4
Guidance	10
Market Overview	12
Business Performance	16
Financial Results	26
Result by Segment	29
Liquidity and Indebtedness	30
Investments	31
Capital Resources	32
Related Party Transactions	34
Financial Instruments and Derivatives	35
Material Events	35
Risk Management	37
Critical Accounting Policies and Estimates	39
Use of Non-IFRS Financial Measures	41
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	42
Appendix	43

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4Q17 and 2017 Earnings Release

About Nexa

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the state of Minas Gerais in Brazil (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 12 largest zinc mines in the world, and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2016, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil located in the state of Minas Gerais (Juiz de Fora and Três Marias) and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce mined zinc.

Nexa Resources S.A. (NYSE: NEXA, TSX: NEXA) (formerly VM Holding S.A.) (“Nexa Resources”, “Nexa”, or the “Company”) started to trade its common shares on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA.” on October 27, 2017 and the initial public offering closed on October 31, 2017.

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4Q17 and 2017 Earnings Release

Corporate Structure

Highlights

Mining Performance:

-     Metal production in the fourth quarter of 2017 (or 4Q17), in terms of zinc equivalent(1), was 153.6kton(2), stable when compared to 153.4kton in the 4Q16 and an increase of 10.7% when compared to 138.7kton in the 3Q17. The production by metal in the fourth quarter 2017 was 102.0kton of zinc, 10.9kton of copper, 15.0kton of lead, 2,187.9koz of silver and 8.0koz of gold.

-     Metal production in the full year 2017 (2017) in terms of zinc equivalent(1) was 570.3kton, 7.1% lower when compared to 613.8kton in 2016, mainly due to unusually severe rains in Peru in 1Q17, lower amount of treated ore while we introduced higher safety standards in Peru and lower zinc grades as expected.

-     The production by metal in 2017 totaled 375.4kton of zinc, 44.2kton of copper, 52.6kton of lead, 7,590.3koz of silver and 32.5koz of gold.

-     On a zinc equivalent basis, in the full year of 2017, Cerro Lindo mine located in Peru accounted for 50% of the total production, followed by Vazante, El Porvenir, Atacocha and Morro Agudo mines, accounting for 24%, 13%, 9% and 4%, respectively.

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4Q17 and 2017 Earnings Release

-     Cash cost net of by-products credits was 20.6% lower in the full year 2017 compared to 2016, totaling US$0.24/lb (or US$520.1/ton). Higher by-products credits and lower zinc treatment charges pushed the total cash cost net of by-products down.

-     All-in sustaining cost net of by-products credits (AISC) also decreased in the full year 2017, amounting to US$0.37/lb (or US$813.3/ton), 11.3% lower than in 2016.

(1) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz. Each ton is equivalent to 2,204.62 pounds.

(2) kton refers to one thousand metric tons.

Smelting Performance:

-                    Metallic zinc sales decreased by 2.2% in terms of volume to 145.3kton in 4Q17 when compared to 148.6kton in the 4Q16 and are 1.2% higher when compared to 143.6kton in the 3Q17. Zinc oxide sales increased by 2.8% to 9.7kton in 4Q17 from 9.4kton in 4Q16.

-                    Metallic zinc sales volume in the full year 2017 were 555.4kton, a decrease of 3.1% when compared to 573.1kton in 2016. Zinc oxide sales increased by 2.9% to 38.5kton in 2017 from 37.4kton in 2016.

-                    Cash cost net of by-products credits increased by 46.1%, to US$1.19/lb (or US$2,614.6/ton) in 2017 compared to 2016, mostly due to higher raw material prices driven by higher zinc prices and lower treatment charges. Operating costs (ex-raw materials) also increased due to: (i) lower production due to the heavy rains and floods in Peru; (ii) exchange rate effect in our Brazilian operations; (iii) higher energy transmission rates in Três Marias and Juiz de Fora; and (iv) higher personnel costs and maintenance costs.

-                    AISC increased by 45.5% in the full year 2017, amounting to US$1.26/lb (or US$2,779.6/ton).

Projects and Operations Developments:

-                    Cerro Lindo: Production stabilized at 21,000ktpd(1)

-                    Vazante – dry stacking tailings project:

o                FEL3 (feasibility study) completed and approved for execution

o                Installation license and environmental license approved by respective authorities

-                    Vazante – life of mine extension (deepening):

o                Production moving to lower mining levels, where a large share of mineral reserves estimates are located, faster than planned

o                New shaft installation (500 meters deep) 90% completed

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4Q17 and 2017 Earnings Release

-                    Aripuanã:

o     Project advancing through to FEL3 (feasibility study) expected in the second half of 2018. FEL3 is 34% concluded

o     26,600 meter infill drilling program completed

-                    Magistral & Pukaqaqa:

o     Projects advanced to FEL2 (pre-feasibility study)

(1) ktpd refers to thousand metric tons per day

Financial Performance:

o                Net revenues of US$736.7 million in 4Q17, 27.4% higher than in 4Q16, and US$2,449.5 million in 2017, a 24.7% increase versus 2016 supported by higher metal prices

o                Adjusted EBITDA margin of 30.2% in 4Q17 (27.3% in 2017)

o                Net Debt/Adj. EBITDA of 0.34x as of December 31, 2017

o                Average maturity of the total debt of 6.7 years as of December 31, 2017, with only 27% of total debt maturing within the next 5 years

o                On December 31, 2017, Nexa’s cash and cash equivalent position was US$1,225.6 million

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Net Revenues	736.7	625.8	578.4	27.4%	2,449.5	1,964.8	24.7%
Adjusted EBITDA(1)	222.5	161.3	27.4	712.9%	667.5	403.9	65.3%
Adj. EBITDA Margin(1)	30.2%	25.8%	4.7%	2550 bp	27.3%	20.6%	670 bp
Net Income	24.0	81.0	-77.0	N/A	165.3	110.5	49.5%
Avg # of shares (in ‘000)	127,527	112,821	112,821	13.0%	116,527	80,699	46.6%
EPS (in US$)	0.19	0.19	-0.68	N/A	1.42	1.37	2.0%
Net Debt	225.0	363.3	126.0	78.5%	225.0	126.0	-38.7%
Net Debt / Adj. EBITDA	0.34	0.77	0.31	N/A	0.34	0.31	N/A
CAPEX	66.9	45.1	68.4	-2.2%	197.6	183.0	8.0%
Zn Eq Mining Production (2)	153.6	138.7	153.4	0.1%	570.3	613.8	-7.1%
Mining Cash Cost(3)	0.16	0.20	0.31	-49.5%	0.24	0.30	-20.6%
Mining AISC(4)	0.34	0.33	0.48	-29.4%	0.37	0.42	-11.3%
Smelting Sales(5)	155.0	153.8	158.0	-1.9%	593.9	610.5	-2.7%
Smelting Cash Cost(3)	1.34	1.22	0.97	38.5%	1.19	0.81	46.1%
Smelting AISC(4)	1.43	1.28	1.05	36.2%	1.26	0.87	45.5%

(1) See “Use of Non-IFRS Financial Measures” below for further information

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4Q17 and 2017 Earnings Release

(2) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

(3) Zinc cash cost net of by-products credits, in US$/lb

(4) Zinc all-in sustaining cost net of by-products credits, in US$/lb

(5) Consolidated sales of metallic zinc and zinc oxide (in kton of product volume)

Capital Markets

o    On May 4, 2017, Nexa issued an unsecured ten-year bond of US$700 million with an interest rate of 5.375% per year. The use of proceeds from the bond issuance was (i) to repay a portion of the existing debt, extending Nexa’s total debt maturity; and (ii) for general corporate purposes.

o    On October 26, 2017, the Company announced the pricing of its Initial Public Offering (IPO). The next day, its common shares began trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX), under the ticker symbol “NEXA”. On October 31, 2017, the Company announced the closing of its IPO of 35,650,000 of common shares at a public offering price of US$16.00 per share, which included an aggregate of 15,150,000 shares sold by Votorantim S.A. (VSA) (including pursuant to the exercise in full by the underwriters of their over-allotment option for 4,650,000 shares), the Company’s major shareholder. The Company’s portion of the proceeds of the IPO totaled US$328 million or US$311.6 million, after deducting the underwriting fees and commissions.

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4Q17 and 2017 Earnings Release

Board of Directors

o    On December 14, 2017, Nexa announced that Ms. Daniella Elena Dimitrov, Mr. Edward Ruiz and Ms. Jane Sadowsky were appointed as new members of the Board of Directors of the Company and Mr. Agustin de Aliaga Fernandini, Mr. Claudio Ermirio de Moraes, and Mr. David Robert Davies presented their resignations to the Board. These changes became effective as of January 1, 2018. The Company also announced a change in the composition of its Board committees.

Share Premium

o    The share premium is a reserve account of the net equity of a Luxembourg company and can be distributed to the Company’s shareholders. On February 15, 2018, the Board of Directors approved a share premium distribution of cash for 2017 of approximately US$0.60 per ordinary share to shareholders of the Company of record at the close of business on March 14, 2018 expected to be paid on March 28, 2018 for a total aggregate amount payable of US$80 million.

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4Q17 and 2017 Earnings Release

Guidance

Provided below is the Company’s guidance for mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year. These estimates should be considered preliminary and subject to change. These estimates are based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of February 15, 2018. Our independent registered public accounting firm has not audited, compiled, performed any procedures on or reviewed these estimates, and accordingly does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements below.

Mining Production

Metal contained in concentrate	2017 actual	2018 estimated
Zinc (kton)	375.4	370	-	390
Lead (kton)	52.6	55	-	60
Copper (kton)	44.2	39	-	42
Silver (koz)	7,590	7,600	-	8,000
Gold (koz)	32.5	17	-	19

Main assumptions are: (i) the increase in total treated ore by more than 6%; (ii) lower grades, especially in the Cerro Lindo mine, in line with expectations; and (iii) planned operational dilution reduction in Vazante.

Smelting Sales

Smelting sales	2017 actual	2018 estimated
Zinc Metal (kton)	555.4	560	-	580
Zinc Oxide (kton)	38.5	37	-	39
Total (kton)	593.9	597	-	619

Main assumptions: (i) the increase in the performance of the roasters in all of the Company’s smelters; and (ii) regular production through 2018 compared to 2017 which experienced atypical rains and floods in Peru during the first quarter.

CAPEX

Capex per segment (US$mm)	2017 actual	2018 estimated
Mining	107.1	172
Smelter	81.0	108
Others	9.5	-
Total	197.6	280

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Capex per category (US$mm)	2017 actual	2018 estimated
Expansion/Greenfield	48.8	90
Modernization	21.4	20
Sustaining	59.4	68
HS&E/Tailing dams	62.1	92
IT/others	5.9	10
Total	197.6	280

Main projects for 2018 are: (i) Vazante’s life of mine extension (US$43 million); (ii) implementation of dry stack tailings in Vazante (US$22 million); (iii) FEL 3 and potential execution of Aripuanã project in Brazil (US$20 million); and (iv) process conversion at the Cajamarquilla Smelter from the Goethite process to the Jarosite process (US$20 million) which is expected to increase zinc recovery at the plant.

Expenses related to Project Development and Exploration(1)

As the Company advances with its exploration and drilling campaigns and moves forward on the development of its pipeline of projects, the expenses estimated for 2018 have been planned to increase, thus impacting our margins as early-stage projects are accounted as “Other Operating Expenses”.

(US$mm)	2017(a)	2018(e)
Mineral exploration	77.7	86.2
Project development	16.6	53.6
Total	94.3	139.8

(1)    Includes explorations, expansion, modernization, R&D, health, safety and environment and others.

(2)    Exploration and Project Development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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4Q17 and 2017 Earnings Release

Market Overview

Zinc

The average LME(1) price for zinc in 4Q17 was US$3,236/ton, 28.6% higher than the average price in the same quarter of 2016. The price at the end of December 2017 was US$3,309/ton, 2.9% higher when compared to US$3,217/ton at the end of 3Q17.

Source: Bloomberg

Concentrate tightness is still the main factor affecting the zinc market dynamics and LME prices. The continuous mine closures and environmental protection in China over the past few years constrained concentrate availability globally, causing a decline of concentrate inventories.

On the metal side, concentrate tightness led smelters to struggle with low TCs (2) - which hit US$15/ton on spot trading in December 2017, the lowest level on record.

The demand remained strong during the quarter, as economic growth in the Chinese real estate and automotive sectors was stronger than expected, according to Wood Mackenzie. Additionally, the Eurozone’s market forecasts that the GDP performance in the Eurozone region for 2018 will be the highest in the last seven years and the best PMI (3), in more than two decades.

(1) The London Metal Exchange (LME) publishes a set of daily reference prices that are used by industrial and financial participants for referencing, hedging, physical settlement, contract negotiations, margining and portfolio evaluations. As they are based on some of the most liquid trading sessions of the day, we believe LME prices are good indicators of where the market is at any point in time. Source: LME

(2) Treatment charges (TCs) are amounts that represent the cost of further processing that are applied to reduce the price of concentrate.

(3) The Purchasing Managers’ Index (PMI) is an indicator of the economic health of the manufacturing sector. The PMI is based on five major indicators: new orders, inventory levels, production, supplier deliveries and the employment environment. The purpose of the PMI is to provide information about current business conditions to company decision makers, analysts and purchasing managers. Source: Investopedia

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4Q17 and 2017 Earnings Release

Copper

The average LME copper price in 4Q17 was US$6,808/ton, up 29.0% when compared to the same quarter of 2016.

Source: Bloomberg

Copper price closed 4Q17 at US$7,157/ton, an increase of 10.4% when compared to the close of 3Q17. The higher price during 4Q17 was driven mainly by the anticipation of potential supply curtailments given the expectation of collective labor negotiations in 2018 in the main copper producing countries.

Additional market fundamentals that influenced the increase in metals pricing during 2017 were: (i) the supply disruptions that occurred at the beginning of the year (strikes in Chile and Indonesia); (ii) the demand that exceeded expectation, mainly driven by China, whose economy achieved better-than-expected growth of 6.8% in 2017 (forecast), with a recovery in the industrial sector; and (iii) weaker dollar in the period impacting costs of non-US operations.

The price recovery has fostered mining companies to focus on project development. A number of new projects have production startup predicted for 2019+, although the high price scenario may encourage faster mine developments.

Maintenance shutdowns combined with the factors mentioned above drove LME stocks to a low of 182kton during 4Q17, compared to the low of 208kton in 3Q17 (-12%).

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4Q17 and 2017 Earnings Release

Lead

The average LME lead price in 4Q17 was US$2,492/ton, 16.0% higher than the average price in 4Q16. The lead price at the end of December 2017 was US$2,495/ton.

Source: Bloomberg

Pricing hit a new six-year high of US$2,587/ton, boosted by supply concerns over additional Chinese mine and smelter shutdowns due to further environmental inspections during the winter season, when the demand for replacement batteries usually peaks (lead is mainly used in batteries and the cold temperatures cause an increase in automotive battery failures). This occurred at a time when concentrate stocks at Chinese primary smelters are already at critically low levels, giving a sense of vulnerability to any sudden squeeze.

Furthermore, 4Q17 ended with positive economic data, including a rise in Chinese industrial production, robust PMI numbers in Europe, a surge in US manufacturing and the expected passing of a US bill cutting taxes (which was confirmed early in 2018). The FOMC also voiced concerns over low US inflation which, together with the US interest rate expected increases, served to weaken the dollar and support base metal prices.

From the supply side, announcements that some Australian mines would be restarted were made at year-end. LME stocks continued to decline, reaching a 24-month low of 142kton in December 2017.

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4Q17 and 2017 Earnings Release

Foreign Exchange

In 2017, the US dollar had its worst performance in 14 years. Despite the strong start, three interest-rate hikes by the Federal Reserve and the potential approval of tax reform weren’t enough to continue the dollar rally. Low inflation dampened expectations about the Federal Reserve raising interest rates, and strong economic performances by countries around the world made the dollar comparatively less attractive.

The average exchange rate for Brazilian Real in 2017 was 3.19/US$, 8.35% lower than the average in 2016, due primarily to the optimism surrounding economic recovery as a result of potential welfare and labor reforms presented by Brazilian president Michel Temer at the beginning of the year. Similarly, supported by higher base metals prices, the average exchange rate for Peruvian Soles in 2017 was 3.23/US$, 3.34% lower than the average in 2016.

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4Q17 and 2017 Earnings Release

Business Performance

Mining Production Volumes and Cash Cost by Assets

Consolidated	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Treated Ore (kton ROM)	3,351	3,369	3,434	-2.4%	13,015	13,387	12,668	-2.8%

Zinc grade (%)	3.50	3.04	3.38	12 bp	3.30	3.47	3.73	-17 bp
Copper grade (%)	0.40	0.43	0.39	1 bp	0.42	0.40	0.41	2 bp
Lead grade (%)	0.58	0.50	0.51	7 bp	0.53	0.57	0.55	-4 bp
Silver grade (oz/t)	0.91	0.79	0.85	6 bp	0.84	0.90	0.86	-6 bp
Gold grade (oz/t)	0.01	0.01	0.01	0 bp	0.01	0.01	0.00	0 bp

Zn Content (kton)	102.0	89.4	104.3	-2.2%	375.4	416.9	425.9	-9.9%
Cerro Lindo	44.6	35.0	43.6	2.2%	155.9	173.8	177.0	-10.3%
Vazante	34.8	33.8	35.5	-2.1%	135.4	135.5	134.0	-0.1%
El Porvenir	13.9	10.7	14.2	-2.7%	46.2	62.5	61.7	-26.2%
Atacocha	3.9	4.7	5.0	-21.5%	17.0	22.3	30.3	-24.1%
Morro Agudo	4.9	5.2	5.9	-17.3%	21.0	22.7	22.9	-7.6%
Cu Content (kton)	10.9	11.9	10.9	0.0%	44.2	41.6	40.4	6.3%
Pb Content (kton)	15.0	12.7	13.4	11.7%	52.6	59.2	54.6	-11.2%
Ag Content (koz)	2,188	1,835	1,990	10.0%	7,590	8,315	7,644	-8.7%
Au Content (koz)	8.0	7.1	8.0	0.1%	32.5	27.9	17.9	16.6%
ZnEq production(1)	153.6	138.7	153.4	0.1%	570.3	613.8	608.3	-7.1%

(1) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

The zinc equivalent production in Nexa’s mining operations totaled 153.6kton in 4Q17, stable when compared to 153.4kton in the same period of the previous year and 10.7% higher than 3Q17. The 2.2% decrease of zinc production totaling 102.0kton in the 4Q17 was offset by a 10.0% increase in silver and 11.7% increase in lead production, totaling 2,187.9koz and 8.0koz respectively.

The 2017 full year zinc equivalent production was 570.3kton, 7.1% lower than the 613.8kton in 2016. The main reasons for this decrease were: (i) unusually severe rains in Peru in the first quarter of 2017; (ii) lower amount of treated ore due to the revision of processes in order to assure higher safety standards in the underground mines in Peru; and (iii) lower zinc grades. Copper production increased by 6.3%, amounting to 44.2kton in 2017 compared to 41.6kton in 2016, partially offsetting the impacts mentioned above.

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4Q17 and 2017 Earnings Release

Consolidated Cash Cost	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	349.4	436.6	692.6	-49.6%	520.1	655.3	801.1	-20.6%
Cash Cost Net of By-products in US$/lb	0.16	0.20	0.31	-49.6%	0.24	0.30	0.36	-20.6%
AISC in US$/ton	747	724	1,058.8	-29.4%	813	917	430	-11.3%
AISC in US$/lb	0.34	0.33	0.48	-29.4%	0.37	0.42	0.20	-11.3%

Cash cost net of by-products credits decreased by 49.6% when comparing US$0.16/lb (or US$349.4/ton) in the 4Q17 and US$0.31/lb (or US$692.6) in the 4Q16 and was 20.6% lower in the full year 2017 against 2016, totaling US$0.24/lb (or US$520.1/ton) and US$0.30/lb (or US$655.3/ton), respectively. Higher by-products credits and lower zinc treatment charges pushed the total cash cost net of by-products down, although unitary operating cost increased due to lower sales volume as a result of lower head grades and lower treated ore and process revisions made in order to reinforce safety conditions.

AISC also decreased, reaching US$0.34/lb (or US$747.0/ton) in 4Q17 when compared to US$0.48/lb (or US$1,058.8) in 4Q16, driven mostly by cash cost reduction and decreases in sustaining capex and corporate expenses. In the full year 2017, the AISC amounted to US$0.37/lb (or US$813.3/ton), 11.3% lower than US$0.42/lb (or US$917.2) in 2016.

For a reconciliation of AISC, please refer to the appendix section “All-in Sustaining Cost – Mining”.

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4Q17 and 2017 Earnings Release

Cerro Lindo, Peru	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Treated Ore (kton ROM)	1,876	1,924	1,912	-1.9%	7,298	7,345	6,761	-0.6%

Zinc grade (%)	2.57	2.00	2.47	9 bp	2.33	2.56	2.83	-23 bp
Copper grade (%)	0.67	0.70	0.65	1 bp	0.69	0.66	0.68	4 bp
Lead grade (%)	0.32	0.22	0.25	7 bp	0.27	0.29	0.30	-2 bp
Silver grade (oz/t)	0.73	0.63	0.71	2 bp	0.69	0.73	0.75	-4 bp
Gold grade (oz/t)	0.00	0.00	0.00	0 bp	0.00	0.00	0.00	0 bp

Zn Content (kton)	44.6	35.0	43.6	2.2%	155.9	173.8	177.0	-10.3%
Cu Content (kton)	10.8	11.8	10.7	0.6%	43.6	40.6	38.6	7.2%
Pb Content (kton)	4.8	3.1	3.5	34.4%	14.8	15.8	15.2	-6.3%
Ag Content (koz)	1,024	840	909	12.7%	3,546	3,598	3,332	-1.5%
Au Content (koz)	1.2	0.8	1.2	-1.6%	4.0	4.2	3.9	-4.2%
Zn Eq production(1)	77.9	67.8	75.2	3.7%	283.2	296.0	292.6	-4.3%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

The Cerro Lindo mine is an underground mine located in Peru, wholly-owned by our subsidiary Nexa Peru, which began operating in 2007. In July 2017, an expansion project was completed at the concentrate plant that treats ore at Cerro Lindo, increasing its processing capacity to 21kton of ore per day. In January 2018, Cerro Lindo’s estimated proven and probable mineral reserves represents a [mine life of approximately eight years calculated in accordance to the most recent NI 43-101 technical report.]

The production in Cerro Lindo was 77.9kton in 4Q17, 3.7% higher when compared to 75.2kton in 4Q16 and 14.8% higher than 67.8kton in the 3Q17 as the mining plan was adjusted to maximize grades and recover part of the lost production over the year due to (i) unusually severe rains in Peru in the first quarter of 2017; (ii) lower treated ore due to the revision of processes in order to assure higher safety standards; and (iii) lower zinc grades. When comparing the full year 2017 against 2016, the production at Cerro Lindo decreased by 4.3% from 296.0kton to 283.2kton, mainly in terms of zinc and lead due to lower head grades but partially offset by a 7.2% increase in copper fines due to higher grades. Nexa’s production guidance for 2018 reflects Cerro Lindo with lower grades as indicated in the mine’s most recent NI 43-101technical report.

Main achievement of 2017: Production stabilized in 21kton per day

Cash Cost Cerro Lindo, Peru	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	-430.9	-381.2	226.5	-290.3%	-188.6	259.1	350.1	-172.8%
Cash Cost Net of By-products in US$/lb	-0.20	-0.17	0.10	-290.3%	-0.09	0.12	0.16	-172.8%

Contact: ir@nexaresources.com	18

4Q17 and 2017 Earnings Release

Vazante, Brazil	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Treated Ore (kton ROM)	343	337	334	2.6%	1,321	1,381	1,360	-4.3%

Zinc grade (%)	12.66	11.80	12.01	65 bp	12.30	11.35	11.32	95 bp
Lead grade (%)	0.32	0.34	0.31	1 bp	0.34	0.31	0.28	3 bp

Zn Content (kton)	34.8	33.8	35.5	-2.1%	135.4	135.5	134.0	-0.1%
Pb Content (kton)	0.3	0.3	0.2	20.3%	1.2	0.9	0.8	30.9%
Zn Eq production(1)	35.0	34.0	35.7	-2.0%	136.3	136.2	134.7	0.1%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

The Vazante mine is an underground and open pit mine located in Minas Gerais State in Brazil.  It is wholly-owned by our subsidiary Nexa Recursos Minerais, and began operating in 1969. The current concentration processing capacity is 3.78kton of ore per day. In January 2018, this mine’s estimated proven and probable mineral reserves represents a mine life of approximately 10 years according to the most recent NI 43-101 technical report.

The zinc equivalent production in Vazante was 35.0kton in 4Q17, 2.0% lower when compared to 4Q16, when higher treated ore volumes were offset by lower recovery rates. In 2017, production was stable when compared to 2016.

Life of mine extension projects include: (i) moving production to lower mining levels faster than planned, as larger share of reserves are located in the lower mining levels; and (ii) the installation of a new shaft (500 meters deep) with 90% physical progress.

Vazante is also progressing on a tailings dry stacking project, which has achieved the following milestones: (i) FEL3 (feasibility study) completed and approved for execution; and (ii) installation license and environmental license approved by government.

Cash Cost Vazante, Brazil	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	850.8	910.5	1,073.8	-20.8%	965.3	997.7	1,058.7	-3.2%
Cash Cost Net of By-products in US$/lb	0.39	0.41	0.49	-20.8%	0.44	0.45	0.48	-3.2%

Contact: ir@nexaresources.com	19

4Q17 and 2017 Earnings Release

El Porvenir, Peru	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Treated Ore (kton ROM)	516	441	527	-2.1%	1,835	2,154	2,109	-14.8%

Zinc grade (%)	3.04	2.77	3.03	1 bp	2.86	3.22	3.21	-36 bp
Copper grade (%)	0.13	0.12	0.14	-1 bp	0.13	0.14	0.17	-1 bp
Lead grade (%)	1.07	1.11	0.98	9 bp	1.04	0.99	0.93	5 bp
Silver grade (oz/t)	2.08	2.06	1.90	18 bp	2.05	1.94	1.75	11 bp
Gold grade (oz/t)	0.02	0.01	0.02	0 bp	0.02	0.02	0.01	0 bp

Zn Content (kton)	13.9	10.7	14.2	-2.7%	46.2	62.5	61.7	-26.2%
Cu Content (kton)	0.1	0.1	0.1	0.0%	0.5	0.7	1.2	-24.5%
Pb Content (kton)	4.3	3.8	4.0	6.6%	14.8	17.2	16.3	-13.7%
Ag Content (koz)	671	568	639	4.9%	2,357	2,715	2,629	-13.2%
Au Content (koz)	2.4	1.7	2.1	11.6%	8.4	9.0	8.4	-7.0%
Zn Eq production(1)	22.5	18.0	22.4	0.2%	76.6	97.6	96.4	-21.5%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

The El Porvenir mine is an underground mine located in Peru.  It is wholly-owned by our subsidiary Nexa Peru and began operating in 1949. The current concentration processing capacity is 6.5kton of ore per day. In January 2018, this mine’s estimated proven and probable mineral reserves represent a mine life of approximately 10 years according to the most recent NI 43-101 technical report.

In El Porvenir, zinc equivalent production was stable, totaling 22.5kton in the 4Q17 compared to 22.4kton in 4Q16, and increased by 25.2% when compared to 18.0kton in 3Q17. The full year zinc equivalent production decreased 21.5% when comparing 2017 and 2016. When compared to 2016, 2017 production was significantly impacted by lower treated ore volumes due to revision of processes in order to assure higher safety standards in the underground mine (treated ore volume was 28.4% lower in 1Q17 compared to 1Q16) and lower zinc grades.

The El Porvenir and Atacocha mines form the Pasco mining complex, which is  currently undergoing an operational integration process. This complex will involve shared tailings, storage facility and underground infrastructure.

Cash Cost El Porvenir, Peru	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products US$/ton	1,183.1	1,235.4	1,168.0	1.3%	1,210.2	828.4	1,023.8	46.1%
Cash Cost Net of By-products in US$/lb	0.54	0.56	0.53	1.3%	0.55	0.38	0.46	46.1%

Contact: ir@nexaresources.com	20

4Q17 and 2017 Earnings Release

Atacocha, Peru	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Treated Ore (kton ROM)	382	385	392	-2.7%	1,507	1,487	1,431	1.3%

Zinc grade (%)	1.32	1.53	1.59	-27 bp	1.43	1.80	2.40	-37 bp
Copper grade (%)	0.10	0.09	0.08	2 bp	0.09	0.11	0.16	-2 bp
Lead grade (%)	1.32	1.21	1.15	17 bp	1.22	1.32	1.10	-10 bp
Silver grade (oz/t)	1.60	1.41	1.47	13 bp	1.43	1.71	1.54	-28 bp
Gold grade (oz/t)	0.02	0.02	0.02	0 bp	0.02	0.02	0.01	0 bp

Zn Content (kton)	3.9	4.7	5.0	-21.5%	17.0	22.3	30.3	-24.1%
Cu Content (kton)	0.0	0.0	0.0	0.0%	0.1	0.3	0.6	-62.1%
Pb Content (kton)	4.4	4.1	3.9	12.9%	16.0	17.2	13.6	-7.0%
Ag Content (koz)	493	428	442	11.7%	1,687	2,002	1,683	-15.7%
Au Content (koz)	4.4	4.6	4.6	-4.8%	20.1	14.7	5.7	37.2%
Zn Eq production(1)	12.3	12.5	12.8	-4.0%	48.6	54.8	54.8	-11.3%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

The Atacocha mine is an underground and open pit mine located in Peru.  It is 67% owned by Nexa Peru and began operating in 1938. The current concentration processing capacity is 4.5kton of ore per day. In January 2018, this mine’s estimated proven and probable mineral reserves represent an average mine life of approximately 11 years according to the most recent NI 43-101 technical report.

At Atacocha, zinc equivalent production decreased by 4.0% to 12.3kton in the 4Q17 when compared to 12.8kton in 4Q16. Full year 2017 production amounted to 48.6kton, a decrease of 11.3% compared to 54.8kton in 2016, due to lower zinc and lead grades partially offset by an increase in treated ore volumes and higher gold contents in concentrate production of lead and copper from the San Gerardo area.

The El Porvenir and Atacocha mines that form the Pasco mining complex are currently undergoing an operational integration process. This complex will involve shared tailings, storage facility and underground infrastructure.

Cash Cost Atacocha, Peru	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	-563.3	-233.0	1,532.6	-136.8%	-191.1	684.9	1,441.2	-127.9%
Cash Cost Net of By-products in US$/lb	-0.26	-0.11	0.70	-136.8%	-0.09	0.31	0.65	-127.9%

Contact: ir@nexaresources.com	21

4Q17 and 2017 Earnings Release

Morro Agudo, Brazil	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Treated Ore (kton ROM)	236	281	270	-12.6%	1,055	1,019	1,007	3.6%

Zinc grade (%)	2.22	2.12	2.34	-12 bp	2.18	2.35	2.48	-17 bp
Lead grade (%)	0.67	0.70	0.79	-12 bp	0.69	0.92	0.98	-23 bp

Zn Content (kton)	4.9	5.2	5.9	-17.3%	21.0	22.7	22.9	-7.6%
Pb Content (kton)	1.3	1.4	1.7	-26.7%	5.8	8.1	8.6	-28.6%
Zn Eq production(1)	5.9	6.4	7.3	-19.0%	25.6	29.2	29.8	-12.3%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

The Morro Agudo complex, located in the Minas Gerais State of Brazil, includes an underground and an open pit mine.  It is wholly-owned by our subsidiary Nexa Recursos Minerais and began operating in 1988. The current concentration processing capacity is 3.40kton of ore per day. As of June 30, 2017, this mine’s mineral estimated resources presented a potential mine life of approximately 11 years at a preliminary economic assessment level of study.

The Morro Agudo zinc equivalent production was 19.0% lower in the 4Q17 when compared to the same period of 2016, 5.9kton and 7.3kton respectively, impacted by lower treated ore and lower grades, these results were due to the mine deepening activities carried out during 4Q17, which negatively impacted treated ore volumes and head grades as mentioned. For the full year 2017, the production was 25.6kton, 12.3% lower than 2016 due to lower grades, while treated ore volume was 3.6% higher.

The Ambrosia trend project within the Morro Agudo complex is a brownfield project expected to ensure a potential additional supply of 45.4kton of zinc concentrate to Nexa’s Três Marias smelter (based on preliminary economic assessment assumptions).

Cash Cost Morro Agudo, Brazil	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	1,887.2	1,460.5	1,559.3	21.0%	1,644.3	1,336.2	1,347.9	23.1%
Cash Cost Net of By-products in US$/lb	0.86	0.66	0.71	21.0%	0.75	0.61	0.61	23.1%

Contact: ir@nexaresources.com	22

4Q17 and 2017 Earnings Release

Smelting Sales Volumes and Cash Cost by Assets

Consolidated Kton product volume	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Metallic zinc	145.3	143.6	148.6	-2.2%	555.4	573.1	560.3	-3.1%
Global recovery	95.0%	94.7%	95.0%	0 bp	94.5%	94.0%	93.3%	50 bp
Zinc oxide	9.7	10.2	9.4	2.8%	38.5	37.4	34.8	2.9%

Sales of metallic zinc continued to recover in the 4Q17, totaling 145.3kton, 1.2% higher than the 3Q17 volume, which was 5.6% higher than the 2Q17 volume. Compared to 148.6kton in 4Q16, the sales volume of metallic zinc decreased by 2.2%. The strong performance in the second half of 2017 partially offset the performance in the first half of 2017, which was impacted by heavy rains and floods in Peru, reflecting a total decrease of 3.1% when comparing 2017 and 2016.

Consolidated Cash Cost	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	2,946.8	2,679.5	2,128.3	38.5%	2,614.6	1,789.5	1,668.7	46.1%
Cash Cost Net of By-products in US$/lb	1.34	1.22	0.97	38.5%	1.19	0.81	0.76	46.1%
AISC in US$/ton	3,156.8	2,825.8	2,318.4	36.2%	2,779.6	1,910.0	1,758.2	45.5%
AISC in US$/lb	1.43	1.28	1.05	36.2%	1.26	0.87	0.80	45.5%

Cash Cost Net of By-products Credits increased by 38.5% to US$1.34/lb (or US$2,946.8/ton) in the 4Q17 when compared to US$0.97/lb (or US$2,128.3/ton) in the same period of the previous year and 46.1% when comparing US$1.19/lb (or US$2,614.6/ton) in 2017 against US$0.81/lb (or US$1,789.5) in 2016, mostly due to higher raw material prices driven by higher zinc prices and lower treatment charges. Operating costs (ex-raw materials) also increased due to (i) lower production due to the heavy rains and floods in Peru; (ii) exchange rate effect in Brazilian operations; (iii) higher energy transmission rates in Três Marias and Juiz de Fora; and (iv) higher personnel costs and maintenance costs.

For a reconciliation of AISC, please refer to the appendix section “All-in Sustaining Cost – Smelting”

Contact: ir@nexaresources.com	23

4Q17 and 2017 Earnings Release

Cajamarquilla, Peru Kton product volume	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Metallic zinc	84.2	83.8	85.4	-1.5%	312.6	328.5	329.3	-4.8%
Global recovery	96.3%	95.8%	94.7%	164 bp	95.5%	93.9%	93.0%	165 bp

The Cajamarquilla smelter, which is wholly-owned by Nexa, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America and the sixth largest globally, according to Wood Mackenzie data from 2016. Cajamarquilla uses roast-leach-electrowin technology, with a nominal production capacity of 335kton per year and produced 312.6kton in 2017.

Cash Cost Cajamarquilla, Peu	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	2,849.6	2,649.3	2,074.1	37.4%	2,608.9	1,760.5	1,675.3	48.2%
Cash Cost Net of By-products in US$/lb	1.29	1.20	0.94	37.4%	1.18	0.80	0.76	48.2%

Três Marias Kton product volume	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Metallic zinc	42.0	39.7	41.4	1.6%	161.0	160.9	152.3	0.1%
Global recovery	94.7%	94.4%	96.1%	-140 bp	94.7%	94.8%	94.4%	-10 bp
Zinc oxide	9.7	10.2	9.4	2.8%	38.5	37.4	34.8	2.9%

The Três Marias smelter, which is wholly-owned by the subsidiary Nexa Recursos Minerais, is located Minas Gerais State in Brazil and began operating in 1969. Três Marias processes zinc silicate concentrate from Nexa’s Vazante mine and zinc sulfide concentrate from Nexa’s Morro Agudo mine and uses roast-leach-electrowin technology, with a nominal production capacity of 190kton per year and produced 161.0kton of metallic zinc in 2017.

Cash Cost Três Marias, Brazil	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	3,089.2	2,674.0	2,171.9	42.2%	2,590.5	1,772.6	1,571.6	46.1%
Cash Cost Net of By-products in US$/lb	1.40	1.21	0.99	42.2%	1.18	0.80	0.71	46.1%

Contact: ir@nexaresources.com	24

4Q17 and 2017 Earnings Release

Juiz de Fora Kton product volume	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Metallic zinc	19.1	20.1	21.8	-12.3%	81.8	83.7	78.7	-2.3%

Global recovery	90.4%	91.3%	94.0%	-360 bp	90.7%	92.6%	92.4%	-190 bp

The Juiz de Fora smelter, which is wholly-owned by the subsidiary Nexa Recursos Minerais, is located in Minas Gerais State in Brazil and began operating in 1980. This smelter uses roast-leach-lectrowin and Waelz Furnace technologies, with a nominal production capacity of 89kton per year and produced 81.8kton in 2017.

Cash Cost Juiz de Fora, Brazil	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	2,549.1	2,349.4	2,066.2	23.4%	2,468.4	1,754.6	1,779.8	40.7%
Cash Cost Net of By-products in US$/lb	1.16	1.07	0.94	23.4%	1.12	0.80	0.81	40.7%

Contact: ir@nexaresources.com	25

4Q17 and 2017 Earnings Release

Financial Results

Consolidated

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Net Revenues	736.7	625.8	578.4	27.4%	2,449.5	1,964.8	1,865.2	24.7%
COGS	-482.7	-429.7	-425.8	13.4%	-1,681.2	-1,439.1	-1,463.3	16.8%
Material	-212.1	-185.2	-184.1	15.2%	-751.4	-569.7	-537.2	31.9%
Labor	-47.0	-35.8	-37.9	24.0%	-156.3	-142.6	-133.5	9.6%
Depreciation	-63.2	-57.6	-67.5	-6.4%	-239.8	-256.7	-269.1	-6.6%
Third party services	-100.5	-99.7	-65.0	54.6%	-352.3	-312.7	-302.7	12.7%
Others	-59.9	-51.4	-71.2	-15.9%	-181.4	-157.4	-220.8	15.3%
SG&A	-62.5	-59.5	-67.1	-6.8%	-237.5	-218.0	-190.9	9.0%
Selling Expenses	-24.5	-22.5	-22.5	9.1%	-89.2	-90.6	-84.6	-1.6%
General & Adm Expenses	-38.0	-37.0	-44.6	-14.8%	-148.2	-127.3	-106.3	16.4%
Other Operating Results	-39.1	-40.9	-125.4	-68.8%	-129.2	-177.8	-47.1	-27.3%
Project Expenses	-42.5	-22.6	-24.1	76.3%	-94.3	-48.6	-37.6	94.1%
Mining Obligations	-2.4	-6.8	-1.4	72.1%	-11.5	-9.0	-9.0	28.2%
Net operating hedge loss	-6.8	-6.2	-5.2	31.6%	-18.8	-33.5	7.0	-43.9%
Judicial (provision) reversion	0.3	0.0	-18.6	N/A	0.3	-15.3	0.0	N/A
Environmental and asset retirement obligations	13.2	-1.4	-68.6	N/A	0.4	-68.6	0.0	N/A
Others	-0.8	-3.9	-7.5	N/A	-5.3	-2.8	-7.6	88.3%
Net Financial Result	-90.0	25.8	-11.2	703.2%	-130.2	79.1	-341.9	N/A
Financial Income	4.8	4.2	4.7	0.5%	29.9	25.0	19.3	19.7%
Financial expenses	-25.1	-29.7	-16.8	49.0%	-106.2	-70.4	-61.6	50.9%
Foreign exchange, net	-69.7	51.2	0.9	N/A	-53.9	124.5	-299.6	N/A
Depreciation	70.1	65.2	67.7	3.6%	270.5	275.0	295.3	-1.7%
Adjusted EBITDA	222.5	161.3	27.4	712.9%	667.5	403.9	467.8	65.3%
Adj. EBITDA Margin	30.2%	25.8%	4.7%	2547 bp	27.3%	20.6%	25.1%	669 bp
Net Income	24.0	81.0	-77.0	N/A	165.3	110.5	-139.5	49.5%
Avg # of shares (in ‘000)	127,527	112,821	112,821	N/A	116,525	80,699	1,874	N/A
EPS (in US$)	0.19	0.72	-0.68	N/A	1.42	1.37	-74.60	2.0%

Note: The information related to each of the eight most recently completed quarters is available on page 39. A reconciliation of Adjusted EBITDA is available on page 27.

Net revenues totaled US$736.7 million in 4Q17, an increase of 27.4%, or US$158.3 million, due primarily to higher base metals prices in the global market, when compared to US$578.4 million in the 4Q16. The LME zinc price was 28.6% higher than the average in the same quarter of 2016. Copper and lead LME prices also increased by 29.0% and 16.0%, respectively.

In the twelve months ended December 31, 2017, net revenues were US$2,449.5 million, 24.7% or US$484.6 million higher when compared to US$1,964.8 million in 2016, while zinc, copper and lead average LME prices were 38.2%, 26.8% and 23.8% higher, respectively. Revenue growth was limited by lower production throughout the year, as zinc equivalent production in 2017 was 7.1% lower than 2016, as explained previously.

Contact: ir@nexaresources.com	26

4Q17 and 2017 Earnings Release

Net revenues increased by 5.3%, or US$99.6 million in 2016, when compared to 2015 primarily due to higher sales volumes of metallic zinc in 2016 from 560.3kton in 2015 to 573.1kton in 2016, and an increase in sales volumes of zinc oxide from 34.8kton in 2015 to 37.4kton in 2016. The increase in our net revenues was also driven by higher average realized prices for our metals as a result of an increase in market prices of zinc, lead and silver.

Cost of goods sold (COGS) increased by 13.4% in the 4Q17, totaling US$482.7 million compared US$425.8 million in the 4Q16, due primarily to higher concentrate prices that impacted our smelting operations. Process revisions made in order to reinforce safety conditions in the Company’s Peruvian mines also impacted costs through 2017, totaling a 16.8% increase, or US$242.1 million, in the full year 2017.

Cost of products sold decreased by 1.7%, or US$24.2 million in 2016 when compared to 2015. This was primarily due to (i) a decrease in the consumption of zinc concentrates at our Cajamarquilla smelter in 2016 as compared to 2015, (ii) a decrease in purchase of zinc concentrates from third parties, mainly related to our Juiz de Fora smelter in 2016 as compared to 2015, and (iii) efficiency gains at our El Porvenir mine.

SG&A expenses totaled US$62.5 million in the 4Q17, compared to US$67.1 million in 4Q16, composed of US$24.5 million in selling expenses and US$38.0 million in general and administrative (G&A) expenses. While higher sales volumes resulted in an increase in selling expenses, G&A expenses decreased by 14.8%, or US$6.6 million.

SG&A expenses increased 9.0% in 2017 compared to 2016 and were impacted by the corporate restructuring within the Nexa Resources business unit, namely the transfer of some corporate employees to Nexa Recursos Minerais S.A. on June 30, 2016, as we explained in previous quarters. Consequently, G&A expenses increased by 16.4% while selling expenses presented a slight decrease of 1.6%.

In 2016, G&A expenses increased by 19.8%, or US$21.0 million, to US$127.3 million when compared to US$106.3 million in 2015, particularly in the second half of the year mainly due to the transfer of corporate divisions as explained above. Our selling expenses increased by 7.1%, or US$6.0 million, in 2016. This increase was mainly due to (i) an increase of 2.3% and 7.4% in our sales volumes of metallic zinc and zinc oxide in 2016, respectively, (ii) an 11.2% increase in our exports sales in 2016, which resulted in higher expenses to access foreign markets, and (iii) a change in the Incoterms used for export sales by our Cajamarquilla smelter.

Expenses under Other operating results decreased to US$39.1 million in 4Q17 from US$125.4 million in the 4Q16. This decrease is mainly explained by: (i) an increase of 76.3%, or US$18.4 million, in the expenses associated with early stage and greenfield projects; (ii) a non-recurring provision recognized in the 4Q16 of US$68.6 million, in connection with the process of assessing our environmental obligations to remediate the areas degraded by tailings dams with a US$13.2 million reversal of environmental provision recorded in the 4Q17; and (iv) US$18.9 million lower judicial provisions accounted in the 4Q17.

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4Q17 and 2017 Earnings Release

For the full year 2017, expenses under other operating results totaled US$129.2 million, 27.3% lower than in 2016, mainly explained by the above mentioned environmental provision registered in 2016 coupled with a increase in the project expenses.

In 2016, expenses under other operating results increased by 277.5%, or US$130.7 million, to US$177.8 million when compared to US$47.1 million, primarily as a result of (i) a US$68.6 million increase in the provision for environmental obligations, (ii) a 29.3% increase in our projects expenses; and (iii) a net operating hedge loss of US$33.5 million recorded in 2016, compared to a net operating hedge gain of US$7.0 million recorded in 2015.

Net financial results amounted to a loss of US$90.0 million in 4Q17, compared to a loss of US$11.2 million in 4Q16, a decrease of US$78.8 million. Non-cash foreign exchange gains accounts for US$70.6 million of this variation mainly as a result of the impact of foreign exchange variation on U.S. dollar-denominated debt between the subsidiary Nexa Recursos Minerais S.A. and Nexa.

For the full year 2017, Nexa recorded a net financial loss of US$130.2 million compared to a net financial gain of US$79.1 million in 2016. The US$209.3 million variation from 2016 to 2017 is mainly due to the non-cash impact of exchange rate variation on U.S. dollar-denominated debt between Nexa Recursos Minerais S.A. and Nexa Resources.

We recognized a net financial gain of US$79.1 million in 2016 compared to a net financial loss of US$341.9 million in 2015, mainly due to a US$424.1 million swing in the net foreign exchange gains (losses) when comparing a gain of US$124.5 million in 2016 to a loss of US$299.6 million in 2015.

Net foreign exchange gains (losses), reflect the accounting effect of the appreciation of the Real against the U.S. dollar on certain U.S. dollar denominated loans made by Nexa Resources to Nexa Recursos Minerais S.A. (which has BRL as its functional currency) in a total amount of US$720.8 million, as of December 31, 2016. During 2016, the 19.8% appreciation of the BRL against the U.S. dollar resulted in a foreign exchange gain. During 2015, the 45.0% depreciation of the real against the U.S. dollar resulted in a foreign exchange loss from Nexa Recursos Minerais’s U.S. dollar denominated indebtedness

Net income totaled US$24.0 million in 4Q17, an increase of US$101.0 million when compared to the US$77.0 million loss in 4Q16, a consequence of the impacts mentioned above. Net income totaled US$165.3 million in 2017, an increase of 49.5% when compared to 2016, mainly due to the higher revenues and lower provisions. The full year of 2015 totaled a loss of US$139.5 million mainly impacted by the foreign exchange variation and other effects explained above.

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4Q17 and 2017 Earnings Release

Adjusted EBITDA(1) totaled US$222.5 million in 4Q17, a US$195.1 million increase when compared to the same quarter of the previous year, mostly as a result of increased metal prices positively impacting net revenues as explained above.

In the full year 2017, adjusted EBITDA totaled US$667.5 million, 65.3% higher than 2016 and 42.7% higher than 2015.

The following table presents a reconciliation of Adjusted EBITDA to net income.

US$ million	4Q17	3Q17	4Q16	2017	2016	2015
Adjusted EBITDA	222.5	161.3	27.4	667.5	403.9	467.8
Gain (loss) on sales of investments	0.0	-0.4	0.0	4.6	0.4	0.0
Impairment (Reversal)	0.0	0.0	0.4	-0.1	0.7	-8.6
EBITDA	222.5	160.9	27.8	672.0	405.0	459.2
Results of investees	0.1	0.0	0.0	0.1	-0.2	-0.3
Deprec., amort. and depletion	-70.1	-65.2	-67.7	-270.5	-275.0	-295.3
Net financial results	-90.0	25.8	-11.2	-130.2	79.1	-341.9
Taxes on income	-38.4	-40.5	-25.9	-106.2	-98.4	38.8
Net Income	24.0	81.0	-77.0	165.3	110.5	-139.5

Note:

(1) Non-IFRS financial measure. See “Use of Non-IFRS Financial Measures” section for further information.

Result by Segment

For financial information, segments are reported on a statutory basis in accordance with IFRS 8 ‘Operating Segments’, and the information presented to the Board of Directors and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, extraordinary revenues or expenses not allocated in a specific segment and other effects. For more information, please refer to explanatory note 30 of our Financial Statements.

Mining

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Net Revenues	374.7	306.8	236.8	58.2%	1,213.2	907.4	777.7	33.7%
COGS	-153.0	-142.7	-113.1	35.2%	-581.0	-513.1	-532.1	13.2%
Gross Profit	221.7	164.1	123.7	79.2%	632.2	394.3	238.6	60.3%
Adj. EBITDA	183.0	127.5	85.5	113.9%	521.5	336.8	221.8	54.9%
Adj. EBITDA Mrg	48.8%	41.6%	36.1%	+1270bp	43.0%	37.1%	28.5%	15.8%

Smelting

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Net Revenues	564.3	499.1	434.6	29.8%	1,952.0	1,492.0	1,421.3	30.8%
COGS	-489.6	-447.3	-373.2	31.2%	-1,698.3	-1,260.5	-1,170.6	34.7%
Gross Profit	74.7	51.8	61.4	21.6%	253.7	231.5	250.8	9.6%
Adj. EBITDA	31.5	40.9	-56.6	N/A	152.7	70.5	259.8	116.6%
Adj. EBITDA Mrg	5.6%	8.2%	-13.0%	+1860bp	7.8%	4.7%	18.3%	65.5%

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4Q17 and 2017 Earnings Release

Liquidity and Indebtedness

As of December 31, 2017:

On May 4, 2017, Nexa issued an unsecured ten-year bond of US$700 million with an interest rate of 5.375% per year. The use of proceeds from the bond issuance was (i) to repay a portion of the existing bank debt, extending Nexa’s total debt maturity; and (ii) for general corporate purposes.

As of December 31, 2017, the average maturity of the total debt was 6.7 years.

Total debt was US$1,448.2 million (principal only) as of December 31, 2017, mainly divided into (i) bonds issued by Nexa and its subsidiary Nexa Peru(2) (former Milpo), US$700 million due 2027 and US$343 million due 2023, respectively (72.0% of the total debt), (ii) debt with banks (13.8% of the total debt, or US$200.0 million), (iii) BNDES – Brazilian National Bank for Economic and Social Development – loans in Brazil (6.5% of the total debt, or U$$94.2 million); and (iv) other debts (7.7% of total debt, or US$111.0 million). Only 2.0% (US$29.7 million) of the total debt matures in 2018.

In terms of currency, US$1,286.3 million (or 88.8% of total indebtedness) is denominated in U.S. dollars and US$161.9 million (or 11.2% of total indebtedness) is denominated in Brazilian reais.

On October 31, 2017, the Company received proceeds from the IPO totaling US$311.6 million after deducting the underwriting fees and commissions but before expenses.

At December 31, 2017, Nexa reported a cash balance of US$1,225.6 million and a net debt of US$225.0 million1, resulting in a 0.34x net debt/adjusted EBITDA ratio when considering full year 2017 adjusted EBITDA of US$667.5 million.

1 Including interest accrual and costs, according to the Company’s covenants criteria.

2 For Nexa’s participation on subsidiaries please refer to the section About Nexa

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4Q17 and 2017 Earnings Release

Investments

CAPEX

US$ million	4Q17	3Q17	2Q17	1Q17	2017	2016	2015
Mining	29.6	22.4	35.4	19.7	107.1	105.1	98.3
Cerro Lindo	2.7	2.9	1.2	0.7	7.5	18.8	16.2
El Porvenir	2.6	1.7	9.9	5.5	19.9	35.8	37.9
Atacocha	3.1	0.8	1.3	0.7	5.9	7.7	11.6
Vazante	18.4	11.2	16.5	9.2	55.3	34.2	29.0
Morro Agudo	2.7	5.9	6.4	3.6	18.6	8.7	3.6
Smelting	21.4	21.6	24.4	13.6	81.0	62.8	72.6
CJM	3.3	3.6	8.5	4.7	20.0	26.5	28.5
Três Marias	12.9	13.2	11.2	6.2	43.5	23.8	34.1
Juiz de Fora	5.3	4.8	4.7	2.6	17.5	12.5	10.0
Other	15.9	1.1	-4.8	-2.7	9.5	15.0	16.2
Expansion	13.0	11.1	15.9	8.9	48.8	41.4	35.8
Non-Expansion	53.9	34.0	39.1	21.8	148.8	141.5	151.3
Total	66.9	45.1	55.0	30.7	197.6	182.9	187.1

US$ million	4Q17	3Q17	2Q17	1Q17	2017	2016	2015
Modernization	5.9	3.2	7.9	4.4	21.4	19.6	15.3
Sustaining	16.5	16.3	17.1	9.5	59.4	54.1	49.6
HSE	16.2	14.9	19.9	11.1	62.1	58.5	72.9
Others	15.4	-0.4	-5.8	-3.2	5.9	9.3	13.5
Non-Expansion	53.9	34.0	39.1	21.8	148.8	141.5	151.3

Total capital expenditure (CAPEX1) amounted to US$66.9 million in the fourth quarter of 2017, and consisted mainly of higher investments in the tailings dams of the Três Marias smelter in Brazil. Of our total CAPEX, 19% and 25% was directed towards brownfield expansion projects in 4Q17 and the full year 2017, respectively, which is aligned with Nexa’s strategy of growing its mining business.

1 Total capital expenditure (CAPEX) is the sum of acquisitions of property, plant and equipment and acquisition of intangible assets, as published in the consolidated statement of cash flows.

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4Q17 and 2017 Earnings Release

The main expansion project impacting CAPEX in 4Q17 is the ongoing deepening of the Vazante mine. Other brownfield mining projects, including the development of the Ambrosia trend at the Company’s Morro Agudo mine, are also included in expansion CAPEX. Current expenditures in early-stage mining projects are considered expenses in operating results (see “Operational Results – Other Operating Results”) and totaled US$94.3 million in fiscal 2017.

Non-expansion projects accounted for 81% of total CAPEX in 4Q17 and 75% of total CAPEX in respect of the full year 2017. Main non-expansion projects are related to environmental, health and safety investments, sustaining and investments in tailings dams.

Capital Resources

Nexa’s principal cash requirements consist of the following:

• working capital requirements;

• capital expenditures relating to maintenance, modernization and expansion investments;

• servicing of indebtedness; and

• distributions to shareholders.

Nexa’s principal sources of liquidity have historically consisted of the following:

• cash flows from operations;

• long-term borrowings from banks and the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; and

• issuance of debt securities in the international capital markets.

During the 4Q17 and twelve months ended December 31, 2017, we used cash flow generated by operations primarily for working capital requirements, share premium reimbursements and investment activities, as well as to service indebtedness. As of December 31, 2017, consolidated cash, cash equivalents and financial investments amounted to US$1,225.6 million.

The share premium is a reserve account of the net equity of a Luxembourg company and can be distributed to the shareholders. During 2017, we made distributions to shareholders through share premium reimbursements in the amount of US$430.0 million.

In October 2017, US$285.9 million of the proceeds from the IPO was allocated to share premium. As of December 31, 2017 the balance of the share premium account was

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4Q17 and 2017 Earnings Release

US$1,123.8 million. We have not incurred indebtedness to fund these distributions to shareholders. Any future payment of dividends or other distributions pursuant to our dividend policy will be subject to the approval of our Board of Directors or our shareholders, as applicable, based on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, other potential cash disbursements, expected future cash flows from operations and strategic plans, as well as legal requirements and other factors we may deem relevant at the time.

Cash Flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the three and twelve months ended December 31, 2017 and 2016.

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2015	2017 vs. 2016
Net cash flows provided by (used in):
Operating activities	63.2	130.2	353.7	-82.1%	378.9	585.1	414.6	-35.2%
Investing activities	-118.2	-4.3	300.8	N/A	-328.4	-201.4	-156.7	63.0%
Financing activities	163.4	-163.3	-149.0	N/A	52.8	-92.2	-385.9	N/A
Increase (decrease) in cash and cash eq.	108.4	-37.7	506.8	-78.6%	103.5	294.2	-129.3	-64.8%
Cash and cash eq. at the beginning of the period	910.7	948.3	408.8	122.8%	915.6	621.4	750.7	47.3%
Cash and cash eq. at the end of the period	1,019.0	910.7	915.6	11.3%	1,019.0	915.6	621.4	11.3%

Net cash flow provided by operating activities decreased by 82.1%, or US$290.6 million, to US$63.2 million in the three months ended December 31, 2017 from US$353.7 million in 4Q16, primarily due to the US$ 250.0 million of upfront proceeds from the silver streaming agreement received in 2016 and US$ 27.0 million of tax on income paid.

In the full year 2017, net cash flow provided by operating activities decreased by 35.2%, or US$206.1 million, to US$378.9 million, from US$585.1 million in the corresponding period in 2016, primarily due to the US$ 250.0 million of upfront proceeds from the silver streaming agreement received in 2016 which was partially offset by an increase of US$38.0 million in trade payables and US$46.9 million in inventory.

Net cash flow used in investing activities decreased by US$419.0 million, a decrease of US$118.2 million in the three months ended December 31, 2017, compared to an increase of US$300.8 million in the corresponding period in 2016, primarily due to a decrease of US$203.8 million in financial investments and US$170.7 million of interest in subsidiaries in 2016.

In 2017, the net cash flow used in investing activities decreased 63.0%, or US$127.0 million, to US$328.4 million from US$201.4 million in 2016, mainly due to the payment for the Pollarix acquisition in the total amount of US$ 81.6 million.

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4Q17 and 2017 Earnings Release

Net cash flow used in financing activities increased US$312.4 million, to US$163.4 million in the three months ended December 31, 2017 from US$149.0 million used in the corresponding period in 2016, primarily due to the IPO proceeds that increased the share capital and share premium in the total amount of US$311.6 million.

In the full year 2017, net cash flow used in financing activities increased US$145.1 million, to an increase of US$52.8 million from a decrease of US$56.8 million in 2016, primarily due to the IPO proceeds that increased the share capital and share premium in the total amount of US$311.6 million in 2017, which was partially offset by the capital increase of US$ 170.1 million in 2016 paid by our minority shareholders.

Related Party Transactions

There were no new related party transaction in the fourth quarter of 2017.

During 2017, we had three main related party transactions, described as follows:

(i) The compensation to Votorantim S.A. of an amount equivalent to the economic benefits derived from the energy assets, calculated based on the difference between prevailing predetermined comparable market rate and the cost of producing the energy consumed by the Brazilian subsidiaries, resulting in an additional liability of US$24.9 million for the period from January to June 2017 (US$52.9 million in 2016). In addition, an accrual of US$62.7 million was recorded, due to the right to retain the energy assets, as described in note 1 (vii) of our financial statements, and the energy assets compensation related to December 2016 was paid, as described in note 1 (iii) of our financial statement.

(ii) Companhia Brasileira de Aluminio (CBA) liquidated US$374.1 million related to the transfer of export prepayments as explained in note 1 (i) of our financial statements.

(iii) In June 2017, a new agreement was signed by NEXA’s shareholders, and the responsibility of the put option that was granted by the Company to the minority shareholders was transferred to VSA, the Company’s controlling shareholder. Since VSA was at that moment the grantor of the put option amounting to US$ 173.7 million, NEXA derecognized the liability as of June 30, 2017 against Shareholders’ Equity. This was a non-cash transaction. Due to the closing of the Company’s IPO (as defined herein), the above mentioned put option expired as part of the termination of the agreement.

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4Q17 and 2017 Earnings Release

Financial Instruments and Derivatives

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver streaming agreement with Triple Flag Mining Finance Bermuda LTD implemented in December 20, 2016, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

Material Events

Bond offering

On May 4, 2017, Nexa issued a ten-year bond of US$700 million with an interest rate of 5.375% per year. The use of proceeds from the bond issuance was (i) to repay a portion of the existing bank debt, extending Nexa’s total debt maturity; and (ii) for general corporate purposes.

IPO

On October 26, 2017, the Company announced the pricing of its initial public offering (“IPO”). The next day, its common shares began trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX), under the ticker symbol “NEXA”.

On October 31, 2017, the Company announced the closing of its IPO of 35,650,000 of common shares at a public offering price of US$16.00 per share, which included an aggregate of 15,150,000 shares sold by VSA (including pursuant to the exercise in full by the underwriters of their over-allotment option for 4,650,000 shares). The Company’s portion of the proceeds of the IPO totaled US$328 million or US$311.6 million, after deducting the underwriting fees and commissions but before expenses.

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4Q17 and 2017 Earnings Release

Changes to Board of Directors

On December 14th, 2017, Nexa announced that Ms. Daniella Elena Dimitrov, Mr. Edward Ruiz and Ms. Jane Sadowsky were appointed as new members of the Board of Directors of the Company and Mr. Agustin de Aliaga Fernandini, Mr. Claudio Ermirio de Moraes, and Mr. David Robert Davies presented their resignations to the Board. These changes became effective as of January 1st, 2018.

Following these changes, the current composition of Nexa’s Board of Directors is:

-                    Luís Ermírio de Moraes (Chairman)

-                    Daniella Elena Dimitrov

-                    Diego Cristóbal Hernandez Cabrera

-                    Eduardo Borges de Andrade Filho

-                    Edward Ruiz

-                    Ivo Ucovich

-                    Jane Sadowsky

-                    Jean Simon

-                    João Henrique Batista de Souza Schmidt

The company also announced a change in the composition of its Board committees. Please find below the current composition of each of the committees:

Audit Committee: Daniella Elena Dimitrov, Edward Ruiz and Jane Sadowsky

Compensation, Nominating and Governance Committee: Eduardo Borges de Andrade and Luís Ermírio de Moraes

Finance Committee: Diego Cristóbal Hernandez Cabrera, Edward Ruiz and João Henrique Batista de Souza Schmidt

Share Premium

The share premium is a reserve account of the net equity of the Company as a Luxembourg company. The nominal value per share of the Company is US$1.00 and during 2017, prior to the completion of its IPO, the Company decreased its share capital by US$ 928.6 million due to the cancellation of 928,595,552 shares with nominal value of US$ 1.00 each and subsequent allocated to the share premium account.

On October 27, 2017, pursuant to the IPO, the Company issued 20,500,000 shares at US$ 16.00 per share and allocated US$ 1.00 per share to share capital corresponding to the total amount of US$20.5 million and US$15.00 per share to share premium for the total amount of US$285.9 million net of expenses of US$ 21.6 million. During 2017 and prior to the completion of the IPO, we have made distributions to shareholders through share premium account for the total amount of US$430.0 million. As of December 31, 2017, the balance of share premium account was US$ 1,123.8 million.

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4Q17 and 2017 Earnings Release

During the 4Q17 and the twelve months ended December 31, 2017, the cash flow generated by operations was used to fund working capital requirements, share premium reimbursements, investment activities and to service our indebtedness. As of December 31, our consolidated cash, cash equivalents and financial investments amounted to US$1,225.2 million.

On February 15, 2018, the Board of Directors approved a share premium distribution of cash for 2017 of approximately US$0.60 per ordinary share to shareholders of the Company of record at the close of business on March 14, 2018 expected to be paid on March 28, 2018 for a total amount payable of US$80 million. This represents a 3.5% yield (considering the average share price of US$17.28 from October 27, 2017 to December 31, 2017). Any future distribution of dividends or share premium will be subject to the requirements of Luxembourg law and the approval of our Board of Directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, other potential cash disbursements, expected future cash flows from operations and strategic plans, as well as legal requirements and other factors we may deem relevant at the time.

Risk Management

Risk management is considered as one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the company of its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

The theme resulted in the elaboration of the Enterprise Risk Management (ERM) Policy and its activities are an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making for Executive Officers and Board of Directors.

The risk assessment cycle is performed annually and all material risks are assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we ensure we make decisions based on relevant inputs and valid data. This monitoring are continuously reported.

Below there is a list of certain risks related to our business and industry, which form part of the risks and uncertainties Nexa may face. This is not an exhaustive list of risks and uncertainties that may impair our business operations.

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4Q17 and 2017 Earnings Release

Certain select risk factors:

-                    International market prices of the metals produced by Nexa, which are both cyclical and volatile

-                    Changes in the demand for the metals produced by Nexa

-                    Disruption in zinc concentrate supply

-                    Currency exchange rate fluctuations

-                    Changes in estimates of mineral reserves and resources

-                    Failure of tailings dam

-                    Natural disasters, such as floods, mudslides and earthquakes

-                    Relations and agreements with local communities related to our plants and projects

-                    Challenges relating to slope and stability of underground openings

Market Risk

The purpose of the market risk management process is to protect the Company’s cash flow against adverse events, such as fluctuations in exchange rates, commodity prices and interest rates.

Foreign exchange risk is managed using the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches. The company monitors its foreign exchange exposure on a monthly basis.

Additionally, the policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could affect the cash flow of the Company’s operating subsidiaries. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Hedge transactions are classified into the following categories:

(i.1)      Fixed price commercial transactions (Customer Hedge) - hedging transaction that converts sales at fixed prices to floating prices in commercial transactions with customers interested in purchasing products at fixed prices. The purpose of this strategy is to maintain the revenue flow of the business unit with prices linked to the LME prices. These operations usually relate to purchases of zinc for future settlement on the over-the-counter market.

(i.2)      Hedges for mismatches of “quotation periods” (Book Hedge) - hedges that set prices for the different “quotation periods” between the purchases of certain inputs (metal concentrate) and the sale of products arising from the processing of these inputs, or different “quotation periods” between the purchase and the sale of the same product.

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4Q17 and 2017 Earnings Release

These operations usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

(i.3)      Hedges for “operating margin” (Strategic Hedge) - derivatives contracted to reduce the volatility of the cash flow from its zinc, copper and silver operations. With a view to ensuring a fixed operating margin in Reais for a portion of the Brazilian production of metals, the mitigation of risks is carried out through the sale of zinc forward contracts with the sale of US Dollar forward contracts. As of December 31st 2017 there was no open position of Strategic Hedge, including foreign exchange derivatives.

For a broader discussion of risks please refer to our Cautionary Statement on Forward-Looking Statements.

Critical Accounting Policies and Estimates

In preparing consolidated financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments.

Management makes estimates that are believed to be reasonable under the circumstances. Our estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Our critical accounting estimates that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include impairment of goodwill and investments; fair value of derivatives and other financial instruments; asset retirement obligations; tax, civil, labor and environmental provision; income tax and other taxes; revenue recognition; determination of mineral reserves as a basis to determine mine life; and use of public assets.

Regarding goodwill, the Company assesses the recovery of the carrying amount of each cash generating unit (CGU) based on its value in use or fair value, using a discounted cash flow model. The process of estimating the value in use and fair value involves the use of assumptions, judgment and projections for future cash flows. Management’s assumptions and estimates of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, particularly for markets subject to higher volatilities, which are partially or totally outside the Company’s control.

The calculations used for the impairment testing are based on discounted cash flow models as at September 30, 2017 and are based on market assumptions, such as LME prices, market consensus models and other available data regarding global demand. The discount factor applied to the discounted cash flow model is the Company’s Weighted Average Cost of Capital for the applicable region, adjusted for country-specific risk factors. These calculations use cash flow projections, before taxes on income, based on financial budgets for a five-year period approved by management and is extended until

Contact: ir@nexaresources.com	39

4Q17 and 2017 Earnings Release

the end of the mine life (LOM – life of mine). The Company does not use growth rates in the cash flow projections of the terminal value.

The Company performed a sensitivity analysis on key assumptions used for impairment testing for the NEXA PERU CGU. If the long term metal’s price LME assumptions used in the fair value calculation had been 5% lower than management’s estimates at September 30, 2017 (US$/ton 2,383 instead of US$/ton 2,509) the Company would have had to recognize an impairment against the carrying amount of this CGU of approximately US$ 95 million.

Contact: ir@nexaresources.com	40

4Q17 and 2017 Earnings Release

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this Earnings Release, we present Adjusted EBITDA, which we define as (i) profit (loss) for the year, plus (ii) profit (loss) from results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment—property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of Adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

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4Q17 and 2017 Earnings Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: ir@nexaresources.com	42

4Q17 and 2017 Earnings Release

Appendix

Quarterly Results of Operations

Consolidated US$ million	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Net Revenues	394.4	469.1	522.9	578.4	531.2	555.8	625.8	736.7
COGS	-315.5	-334.2	-363.5	-425.8	-376	-392.8	-429.7	-482.7
SG&A	-44.8	-46.3	-59.8	-67.1	-58.2	-57.2	-59.5	-62.5
Selling Expenses	-20.8	-23.4	-24	-22.5	-20.7	-21.5	-22.5	-24.5
General & Adm Expenses	-24	-22.9	-35.9	-44.6	-37.5	-35.7	-37	-38.0
Other Operating Results	-4.6	-30.6	-17.2	-125.4	-21.8	-27.4	-40.9	-39.1
Net Financial Result	54.4	57.5	-21.6	-11.2	4.1	-70	25.8	-90.0
Financial Income	6.5	6.3	7.4	4.7	10.2	10.6	4.2	4.8
Financial expenses	-15.4	-19.3	-18.9	-16.8	-22.4	-29	-29.7	-25.1
Foreign exchange, net	63.3	70.5	-10.2	0.9	16.3	-51.6	51.2	-69.7
Depreciation	67.9	68.2	71.2	67.7	68.9	66.3	65.2	70.1
Adjusted EBITDA	96.8	126.2	153.6	27.4	144	139.7	161.3	222.5
Adj. EBITDA Margin	24.50%	26.90%	29.40%	5.20%	27.10%	25.10%	25.80%	30.20%
Net Income	45.8	93.3	48.4	-77.0	55.3	5.1	81.0	24.0
Number of shares (in ‘000)	15.960	89.663	112.821	112.821	112.821	112.821	112.821	127.527
EPS (in US$)	2.87	1.04	0.43	-0.68	0.49	0.05	0.72	0.19

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4Q17 and 2017 Earnings Release

Quarterly Mining Production: by Asset

Consolidated	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Treated Ore (kton ROM)	3,257	3,283	3,412	3,434	3,026	3,269	3,369	3,351
QoQ	-0.8%	0.8%	3.9%	0.6%	-11.9%	8.0%	3.1%	-0.5%
YoY	5.1%	4.7%	8.3%	4.6%	-7.1%	-0.4%	-1.3%	-2.4%

Zinc grade (%)	3.45	3.49	3.58	3.38	3.48	3.21	3.04	3.50
Copper grade (%)	0.41	0.41	0.37	0.39	0.39	0.45	0.43	0.40
Lead grade (%)	0.57	0.58	0.60	0.51	0.52	0.52	0.50	0.58
Silver grade (oz/t)	0.90	0.94	0.91	0.85	0.80	0.87	0.79	0.91
Gold grade (oz/t)	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

Zn Content (kton)	101	102	109	104	92	92	89	102
Cu Content (kton)	10	11	10	11	9	12	12	11
Pb Content (kton)	15	15	16	13	12	13	13	15
Ag Content (koz)	2,037	2,138	2,150	1,990	1,632	1,935	1,835	2,188
Au Content (koz)	5	7	7	8	8	9	7	8

Cerro Lindo, Peru	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Treated Ore (kton ROM)	1,776	1,804	1,853	1,912	1,713	1,785	1,924	1,876
QoQ	-0.3%	1.6%	2.7%	3.2%	-10.4%	4.2%	7.8%	-2.5%
YoY	10.9%	8.1%	8.4%	7.4%	-3.6%	-1.1%	3.8%	-1.9%

Zinc grade (%)	2.67	2.43	2.68	2.47	2.51	2.28	2.00	2.57
Copper grade (%)	0.68	0.69	0.61	0.65	0.64	0.76	0.70	0.67
Lead grade (%)	0.30	0.27	0.34	0.25	0.29	0.24	0.22	0.32
Silver grade (oz/t)	0.70	0.74	0.76	0.71	0.70	0.72	0.63	0.73
Gold grade (oz/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Zn Content (kton)	44	40	46	44	39	37	35	45
Cu Content (kton)	10	10	9	11	9	12	12	11
Pb Content (kton)	4	3	5	4	4	3	3	5
Ag Content (koz)	815	900	975	909	803	880	840	1,024
Au Content (koz)	1	1	1	1	1	1	1	1

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4Q17 and 2017 Earnings Release

Vazante, Brazil	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Treated Ore (kton ROM)	341	348	358	334	310	331	337	343
QoQ	0.2%	2.1%	2.8%	-6.7%	-7.2%	6.8%	1.9%	1.6%
YoY	3.1%	1.7%	3.2%	-1.7%	-9.1%	-4.9%	-5.7%	2.6%

Zinc grade (%)	9.98	11.61	11.76	12.01	13.09	11.70	11.80	12.66
Lead grade (%)	0.29	0.35	0.29	0.31	0.32	0.38	0.34	0.32

Zn Content (kton)	29	35	36	36	34	33	34	35
Pb Content (kton)	0	0	0	0	0	0	0	0

El Porvenir, Peru	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Treated Ore (kton ROM)	532	532	564	527	381	497	441	516
QoQ	-0.8%	-0.1%	6.0%	-6.6%	-27.7%	30.6%	-11.4%	17.0%
YoY	1.6%	1.9%	7.1%	-1.9%	-28.4%	-6.4%	-21.8%	-2.1%

Zinc grade (%)	3.28	3.36	3.20	3.03	2.86	2.76	2.77	3.04
Copper grade (%)	0.14	0.14	0.15	0.14	0.14	0.14	0.12	0.13
Lead grade (%)	0.97	1.08	0.92	0.98	0.98	1.01	1.11	1.07
Silver grade (oz/t)	1.91	2.07	1.88	1.90	1.98	2.05	2.06	2.08
Gold grade (oz/t)	0.02	0.02	0.01	0.02	0.02	0.01	0.01	0.02

Zn Content (kton)	16	16	16	14	10	12	11	14
Cu Content (kton)	0	0	0	0	0	0	0	0
Pb Content (kton)	4	5	4	4	3	4	4	4
Ag Content (koz)	681	736	658	639	475	643	568	671
Au Content (koz)	2	2	2	2	2	2	2	2

Atacocha, Peru	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Treated Ore (kton ROM)	370	358	367	392	353	387	385	382
QoQ	-0.3%	-3.5%	2.8%	6.7%	-10.1%	9.8%	-0.5%	-1.0%
YoY	-6.2%	-0.1%	19.5%	5.6%	-4.8%	8.3%	4.9%	-2.7%

Zinc grade (%)	2.10	1.85	1.66	1.59	1.37	1.49	1.53	1.32
Copper grade (%)	0.11	0.11	0.14	0.08	0.07	0.09	0.09	0.10
Lead grade (%)	1.33	1.38	1.43	1.15	1.14	1.21	1.21	1.32
Silver grade (oz/t)	1.84	1.78	1.77	1.47	1.32	1.38	1.41	1.60
Gold grade (oz/t)	0.01	0.02	0.02	0.02	0.02	0.02	0.02	0.02

Zn Content (kton)	7	6	5	5	4	5	5	4
Cu Content (kton)	0	0	0	0	0	0	0	0
Pb Content (kton)	4	4	5	4	3	4	4	4
Ag Content (koz)	541	502	517	442	354	412	428	493
Au Content (koz)	2	4	4	5	5	6	5	4

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4Q17 and 2017 Earnings Release

Morro Agudo, Brazil	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Treated Ore (kton ROM)	238	241	270	270	270	268	281	236
QoQ	-6.5%	1.4%	12.0%	-0.1%	0.1%	-0.8%	4.9%	-16.1%
YoY	-3.9%	-1.2%	3.5%	5.9%	13.5%	11.1%	4.1%	-12.6%

Zinc grade (%)	2.36	2.37	2.32	2.34	2.18	2.20	2.12	2.22
Lead grade (%)	0.98	0.92	1.00	0.79	0.71	0.69	0.70	0.67

Zn Content (kton)	5	6	6	6	5	5	5	5
Pb Content (kton)	2	2	2	2	1	2	1	1

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4Q17 and 2017 Earnings Release

Quarterly Smelting Sales: by Asset

Consolidated kton product volume	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Metallic zinc	134.5	146.0	144.0	148.6	130.6	135.9	143.6	145.3
QoQ	-5.9%	8.5%	-1.3%	3.2%	-12.1%	4.1%	5.6%	1.2%
YoY	-2.0%	4.6%	2.5%	3.9%	-2.9%	-6.9%	-0.3%	-2.2%

Zinc oxide	8.5	9.7	9.7	9.4	8.9	9.7	10.2	9.7
QoQ	1.7%	14.9%	-0.4%	-2.9%	-5.8%	9.2%	5.0%	-4.8%
YoY	-9.2%	16.5%	11.2%	13.0%	4.7%	-0.5%	4.9%	2.8%

Cajamarquilla, Peru kton product volume	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Metallic zinc	77.2	84.5	81.4	85.4	72.7	72.0	83.8	84.2
QoQ	-6.6%	9.5%	-3.7%	5.0%	-15.0%	-0.9%	16.4%	0.5%
YoY	-4.6%	1.6%	-1.5%	3.4%	-5.9%	-14.8%	2.9%	-1.5%

Três Marias, Brazil kton product volume	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Metallic zinc	39.3	39.8	40.4	41.4	38.0	41.3	39.7	42.0
QoQ	0.6%	1.3%	1.4%	2.5%	-8.2%	8.7%	-3.9%	6.0%
YoY	2.7%	6.3%	7.5%	6.0%	-3.3%	3.7%	-1.8%	1.6%

Zinc oxide	8.5	9.7	9.7	9.4	8.9	9.7	10.2	9.7
QoQ	1.7%	14.9%	-0.4%	-2.9%	-5.8%	9.2%	5.0%	-4.8%
YoY	-9.2%	16.5%	11.2%	13.0%	4.7%	-0.5%	4.9%	2.8%

Juiz de Fora, Brazil kton product volume	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Metallic zinc	18.1	21.7	22.2	21.8	19.9	22.7	20.1	19.1
QoQ	-15.2%	20.0%	2.7%	-2.1%	-8.4%	13.6%	-11.2%	-5.1%
YoY	-0.3%	14.1%	9.5%	2.3%	10.4%	4.6%	-9.5%	-12.3%

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4Q17 and 2017 Earnings Release

Quarterly Mining Cash Cost: by Asset

Consolidated in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	677	610	642	693	826	480	437	350

Sustaining Cash Cost Net of By-products	764	705	698	802	881	581	531	452

All-In Sustaining Cost	890	845	876	1,059	1,033	750	723	747

Cerro Lindo, Peru in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	299	246	262	226	212	-148	-381	-431

Sustaining Cash Cost Net of By-products	405	374	330	312	220	-132	-313	-388

El Porvenir, Peru in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	752	621	810	1,168	1,767	775	1,235	1,183

Sustaining Cash Cost Net of By-products	891	774	839	1,196	1,840	878	1,232	1,274

Atacocha, Peru in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	1,124	439	-343	1,533	1,063	-851	-233	-563

Sustaining Cash Cost Net of By-products	1,225	587	-199	1,905	1,164	-706	-137	197

Vazante, Brazil in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	973	951	988	1,074	1,076	1,028	910	851

Sustaining Cash Cost Net of By-products	992	969	1,019	1,196	1,006	1,196	1,006	972

Morro Agudo, Brazil in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	1,260	1,215	1,298	1,559	1,637	1,611	1,460	1,887

Sustaining Cash Cost Net of By-products	1,382	1,341	1,396	1,748	1,864	1,838	1,864	1,893

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4Q17 and 2017 Earnings Release

Quarterly Smelting Cash Cost: by Asset

Consolidated in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	1,465	1,635	1,901	2,128	2,431	2,368	2,679	2,947

Sustaining Cash Cost	1,480	1,650	1,940	2,177	2,463	2,423	2,732	2,986

All-In Sustaining Cost	1,535	1,706	2,046	2,318	2,571	2,529	2,826	3,157

Cajamarquilla, Peru in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	1,469	1,613	1,861	2,074	2,502	2,388	2,649	2,850

Sustaining Cash Cost	1,481	1,626	1,899	2,090	2,537	2,451	2,683	2,878

Três Marias, Brazil in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	1,372	1,655	1,866	2,172	2,333	2,240	2,674	3,089

Sustaining Cash Cost	1,387	1,672	1,906	2,231	2,350	2,268	2,744	3,110

Juiz de Fora, Brazil in US$/ton	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Cash Cost Net of By-products	1,555	1,518	1,842	2,066	2,448	2,525	2,349	2,549

Sustaining Cash Cost	1,581	1,542	1,880	2,191	2,476	2,569	2,402	2,654

Contact: ir@nexaresources.com	49

4Q17 and 2017 Earnings Release

All-in Sustaining Cost - Mining

4Q17

(in millions of US$)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidated	Corporate & Others	Mining

Sales Volume (Contained Metal) - Zn In tonnes	34,784	4,871	45,154	13,411	3,847	102,067		102,067
COGS	17.7	12.0	67.6	31.7	21.5	150.6	2.4	153.0
On-site G&A	1.5	1.1	0.0	0.0	0.0	2.6		2.6
By-products revenue	-1.3	-4.7	-94.2	-19.3	-21.3	-140.8	0.4	-140.5
Treatment Charges	15.5	2.0	17.3	6.2	1.7	42.8		42.8
Selling Expenses	0.2	1.2	3.3	0.9	0.6	6.2		6.2
Depreciation, amortisation and depletion	-3.6	-2.0	-9.1	-4.4	-3.4	-22.6	-0.1	-22.7
Royalties	-0.4	-0.4				-0.8		-0.8
Others	0.0	0.0	-4.4	0.8	-1.3	-5.0		-5.0
Cash Cost (Sold)	29.6	9.2	-19.5	15.9	-2.2	33.0	2.6	35.7
Cash Cost(Sold) US$/t ZnEq	850.8	1,887.2	-430.9	1,183.1	-563.3	323.6	0.0	349.4
Sustaining Capital Expenditure	4.2	0.0	2.0	1.2	2.9	10.4	0.1	10.4
Sustaining Cash Cost (Sold)	33.8	9.2	-17.5	17.1	0.8	43.4	2.7	46.1
Sustaining Cash Cost (Sold) US$/tZN	972.4	1,892.9	-387.6	1,274.2	197.2	425.1	0.0	451.7
Workers participation & Bonus	0.8	0.3	9.9	1.5	0.3	12.8		12.8
Royalties	0.4	0.4	0.0	0.5	0.3	1.6		1.6
Corporate G&A							15.7	15.7
AISC (Sold)								76.2
AISC (Sold) US$/tZn								747.0
AISC (Sold) in US$/lb								0.34

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4Q17 and 2017 Earnings Release

4Q16

(in millions of US$)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidated	Corporate & Others	Mining

Sales Volume (Contained Metal) - Zn In tonnes	35,548	5,887	42,896	14,304	4,746	103,380		103,380
COGS	16.0	10.1	65.0	26.5	20.0	137.5	-24.4	113.1
On-site G&A	1.3	0.6	0.0	0.0	0.0	1.9	0.0	1.9
By-products revenue	-0.8	-4.2	-70.5	-17.1	-14.1	-106.8	18.7	-88.1
Treatment Charges	26.3	3.3	23.8	8.5	3.0	65.1	0.0	65.1
Selling Expenses	0.2	1.0	3.1	1.1	0.8	6.2	0.0	6.2
Depreciation, amortisation and depletion	-4.3	-1.2	-11.6	-1.2	-2.5	-20.7	-3.7	-24.4
Royalties	-0.5	-0.4	0.0	0.0	0.0	-0.9	0.0	-0.9
Others	0.0	0.0	-0.1	-1.1	0.1	-1.2	0.0	-1.2
Cash Cost (Sold)	38.2	9.2	9.7	16.7	7.3	81.0	-9.4	71.6
Cash Cost(Sold) US$/tZnEq	1,073.8	1,559.3	226.5	1,168.0	1,532.6	784.0	0.0	692.6
Sustaining Capital Expenditure	4.3	1.1	3.7	0.4	1.8	11.3	0.1	11.3
Sustaining Cash Cost (Sold)	42.5	10.3	13.4	17.1	9.0	92.3	-9.4	82.9
Sustaining Cash Cost (Sold) US$/tZN	1,195.6	1,748.2	311.7	1,195.9	1,905.2	892.9	0.0	802.1
Workers participation & Bonus	0.3	0.2	5.3	1.6	0.2	7.7		7.7
Royalties	0.5	0.4	0.0	0.4	0.2	1.6		1.6
Corporate G&A							17.3	17.3
AISC (Sold)								109.5
AISC (Sold) US$/tZn								1,058.8
AISC (Sold) in US$/lb								0.48

Contact: ir@nexaresources.com	51

4Q17 and 2017 Earnings Release

2017

(in millions of US$)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidated	Corporate & Others	Mining

Sales Volume (Contained Metal) - Zn In tonnes	135,379	20,969	156,034	45,564	17,038	374,984	0	374,984
COGS	70.1	43.3	259.3	115.0	80.0	567.8	13.3	581.0
On-site G&A	5.3	3.0	0.0	0.0	0.0	8.4	0.0	8.4
By-products revenue	-7.2	-18.6	-320.4	-70.6	-77.4	-494.2	-5.6	-499.8
Treatment Charges	78.5	10.1	66.8	23.3	8.3	186.9	0.0	186.9
Selling Expenses	0.8	4.4	12.5	3.8	2.2	23.7	0.0	23.7
Depreciation, amortisation and depletion	-15.1	-6.1	-41.8	-17.1	-13.2	-93.3	-0.2	-93.5
Royalties	-1.7	-1.6	0.0	0.0	0.0	-3.3	0.0	-3.3
Others	0.0	0.0	-5.8	0.6	-3.2	-8.3	0.0	-8.3
Cash Cost (Sold)	130.7	34.5	-29.4	55.1	-3.3	187.6	7.4	195.0
Cash Cost(Sold) US$/tZnEq	965.3	1,644.3	-188.6	1,210.2	-191.1	500.3	0.0	520.1
Sustaining Capital Expenditure	16.0	4.1	5.2	3.1	4.4	32.8	0.4	33.2
Sustaining Cash Cost (Sold)	146.6	38.5	-24.2	58.2	1.2	220.4	7.8	228.2
Sustaining Cash Cost (Sold) US$/tZN	1,083.2	1,837.7	-155.3	1,278.4	69.6	587.7		608.5
Workers participation & Bonus	1.8	0.8	25.3	3.4	1.1	32.4		32.4
Royalties	1.7	1.6	0.0	1.4	1.2	5.9		5.9
Corporate G&A							38.6	38.6
AISC (Sold)								305.0
AISC (Sold) US$/tZn								813.3
AISC (Sold) in US$/lb								0.37

Contact: ir@nexaresources.com	52

4Q17 and 2017 Earnings Release

2016

(in millions of US$)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidated	Corporate & Others	Mining

Sales Volume (Contained Metal) - Zn In tonnes	135,509	22,688	173,001	62,434	22,232	415,864	0	415,864
COGS	66.2	35.9	249.9	100.0	80.5	532.5	-19.3	513.1
On-site G&A	4.5	1.9	0.0	0.0	0.0	6.5	0.0	6.5
By-products revenue	-4.2	-16.0	-252.1	-72.7	-68.2	-413.3	18.7	-394.6
Treatment Charges	87.5	11.3	82.3	34.1	11.9	227.2	0.0	227.2
Selling Expenses	0.7	3.3	13.2	4.1	3.0	24.2	0.0	24.2
Depreciation, amortisation and depletion	-17.7	-4.9	-47.2	-13.8	-11.0	-94.6	-4.1	-98.7
Royalties	-1.8	-1.4	0.0	0.0	0.0	-3.3	0.0	-3.3
Others	0.0	0.0	-1.2	0.2	-1.0	-2.0	0.0	-2.0
Cash Cost (Sold)	135.2	30.3	44.8	51.7	15.2	277.3	-4.7	272.5
Cash Cost(Sold) US$/tZnEq	997.7	1,336.2	259.1	828.4	684.9	666.8	0.0	655.3
Sustaining Capital Expenditure	6.6	3.1	16.6	5.6	4.0	35.8	0.1	35.9
Sustaining Cash Cost (Sold)	141.8	33.4	61.4	57.3	19.2	313.1	-4.7	308.4
Sustaining Cash Cost (Sold) US$/tZN	1,046.7	1,470.7	354.8	917.6	865.4	752.9	0.0	741.6
Workers participation & Bonus	0.8	0.8	17.3	5.8	1.2	26.0		26.0
Royalties	1.8	1.4	0.0	1.6	1.0	5.8		5.8
Corporate G&A							41.3	41.3
AISC (Sold)								381.4
AISC (Sold) US$/tZn								917.2
AISC (Sold) in US$/lb								0.42

Contact: ir@nexaresources.com	53

4Q17 and 2017 Earnings Release

All-in Sustaining Cost – Smelting

4Q17

(in millions of US$)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidated	Corporate	Smelting

Sales Volume (Zinc content in Products) In tonnes	49,636	18,976	84,011	152,624		152,624
COGS	157.7	58.7	266.4	482.8	6.8	489.6
On-site G&A	1.2	0.8	4.3	6.2	0.5	6.7
Depreciation, amortisation and depletion	-4.2	-5.9	-16.2	-26.3	1.4	-24.9
By-products revenue	-1.3	-5.2	-15.1	-21.6	0.0	-21.6
Cash Cost (Sold)	153.3	48.4	239.4	441.1	8.6	449.7
Cash Cost (Sold) US$/tZn	3,089.2	2,549.1	2,849.6	2,890.2		2,946.8
Sustaining Capital Expenditure	1.0	2.0	2.4	5.4	0.6	6.0
Sustaining Cash Cost (Sold)	154.4	50.4	241.8	446.5	9.3	455.8
Sustaining Cash Cost (Sold) US$/tZn	3,110.2	2,654.1	2,877.8	2,925.6		2,986.4
Workers participation & Bonus	0.6	0.6	0.4	1.6		1.6
Corporate G&A					24.4	24.4
AISC (Sold)						481.8
AISC (Sold) US$/tZnEq						3,156.8
AISC (Sold) in US$/lbZnEq						1.43

Contact: ir@nexaresources.com	54

4Q17 and 2017 Earnings Release

4Q16

(in millions of US$)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidated	Corporate	Smelting

Sales Volume (Zinc content in Products) In tonnes	48,772	21,651	85,275	155,699		155,699
COGS	109.1	51.6	208.0	368.7	4.5	373.2
On-site G&A	0.7	1.1	2.7	4.5	0.4	4.9
Depreciation, amortisation and depletion	-1.1	-4.5	-16.3	-21.9	-1.1	-22.9
By-products revenue	-2.8	-3.4	-17.6	-23.8	0.0	-23.8
Cash Cost (Sold)	105.9	44.7	176.9	327.5	3.8	331.4
Cash Cost (Sold) US$/tZn	2,171.9	2,066.2	2,074.1	2,103.6		2,128.3
Sustaining Capital Expenditure	2.9	2.7	1.4	7.0	0.7	7.6
Sustaining Cash Cost (Sold)	108.8	47.4	178.3	334.5	4.5	339.0
Sustaining Cash Cost (Sold) US$/tZn	2,230.9	2,190.6	2,090.4	2,148.4		2,177.2
Workers participation & Bonus	0.5	0.3	0.3	1.1		1.1
Corporate G&A					20.9	20.9
AISC (Sold)						361.0
AISC (Sold) US$/tZnEq						2,318.4
AISC (Sold) in US$/lbZnEq						1.05

Contact: ir@nexaresources.com	55

4Q17 and 2017 Earnings Release

2017

(in millions of US$)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidated	Corporate	Smelting

Sales Volume (Zinc content in Products) In tonnes	191,158	81,330	312,009	584,497		584,497
COGS	518.1	231.5	922.5	1,672.1	26.3	1,698.3
On-site G&A	3.8	2.8	15.5	22.2	2.0	24.2
Depreciation, amortisation and depletion	-14.4	-14.9	-67.4	-96.7	-3.7	-100.4
By-products revenue	-12.4	-18.6	-56.6	-87.6	-6.4	-94.0
Cash Cost (Sold)	495.2	200.8	814.0	1,510.0		1,528.2
Cash Cost (Sold) US$/tZn	2,590.5	2,468.4	2,608.9	2,583.4		2,614.6
Sustaining Capital Expenditure	6.5	4.6	12.2	23.3	3.0	26.3
Sustaining Cash Cost (Sold)	501.7	205.4	826.2	1,533.3		1,554.5
Sustaining Cash Cost (Sold) US$/tZn	2,624.6	2,525.1	2,648.0	2,623.3		2,659.5
Workers participation & Bonus	2.0	1.6	1.7	5.2	0.0	5.2
Corporate G&A	0.0	0.0	0.0		65.0	65.0
AISC (Sold)						1,624.7
AISC (Sold) US$/tZnEq						2,779.6
AISC (Sold) in US$/lbZnEq						1.26

Contact: ir@nexaresources.com	56

4Q17 and 2017 Earnings Release

2016

(in millions of US$)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidated	Corporate	Smelting

Sales Volume (Zinc content in Products) In tonnes	190,109	83,230	327,889	601,229		601,229
COGS	356.5	173.8	705.3	1,235.6	24.9	1,260.5
On-site G&A	2.6	3.1	12.4	18.1	1.8	19.9
Depreciation, amortisation and depletion	-11.2	-16.3	-66.5	-94.0	-4.6	-98.7
By-products revenue	-10.8	-14.5	-74.0	-99.4	-6.4	-105.8
Cash Cost (Sold)	337.0	146.0	577.3	1,060.3	15.6	1,075.9
Cash Cost (Sold) US$/tZn	1,772.6	1,754.6	1,760.5	1,763.5		1,789.5
Sustaining Capital Expenditure	6.3	4.5	6.4	17.2	0.9	18.2
Sustaining Cash Cost (Sold)	343.3	150.5	583.7	1,077.5	16.6	1,094.1
Sustaining Cash Cost (Sold) US$/tZn	1,805.6	1,808.8	1,780.2	1,792.2		1,819.8
Workers participation & Bonus	1.7	1.3	1.6	4.6		4.6
Corporate G&A					49.7	49.7
AISC (Sold)						1,148.4
AISC (Sold) US$/tZnEq						1,910.0
AISC (Sold) in US$/lbZnEq						0.87

Contact: ir@nexaresources.com	57